EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income tax expense (1)(2)(3)	$219	$(625,244)	$(171,199)	$22,202	$21,482
Fixed charges	110,110	98,461	66,483	27,496	14,199
Interest capitalized	(2,778)	(7,713)	(2,193)	(2,566)	(77)
Preferred dividends	(900)	(1,769)	—	—	—
Amortization of previously capitalized interest	544	309	123	22	—

Total	$107,195	$(535,956)	$(106,786)	$47,154	$35,604

Fixed Charges:
Interest cost and debt expense	103,629	85,991	62,592	23,698	13,448
Interest capitalized	2,778	7,713	2,193	2,566	77
Preferred dividends	900	1,769	—	—	—
Interest allocable to rental expense(4)	2,803	2,988	1,698	1,232	674

Total	$110,110	$98,461	$66,483	$27,496	$14,199

Ratio of Earnings to Fixed Charges	1.0x	— (5)	— (6)	1.7x	2.5x

(1)	Includes a gain on asset sales of $111.4 million, a non-cash loss recognized on derivatives of $51.3 million, a $10.3 million non-cash impairment charge to goodwill and other assets and a non-recurring cash derivative unwind expense of $5.0 million for the year ended December 31, 2009.
(2)	Includes a $676.9 million non-cash impairment charge to goodwill and other assets, a $115.8 million non-cash gain recognized on derivatives, a $19.9 million gain from the Partnership’s repurchase of approximately $60.0 million in face amount of its senior unsecured notes for an aggregate purchase price of approximately $40.1 million, and a net $197.6 million cash derivative expense related to the early termination of certain derivative contracts for the year ended December 31, 2008.
(3)	Includes a $169.4 million non-cash loss recognized on derivatives for the year ended December 31, 2007.
(4)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(5)	Due to Partnership’s loss for the year ended December 31, 2008, its earnings were insufficient to cover its fixed charges by $634.4 million.
(6)	Due to Partnership’s loss for the year ended December 31, 2007, its earnings were insufficient to cover its fixed charges by $173.3 million.